

January 6, 2021

Fabian G. Deneault
Chairman and Chief Executive Officer
Digital Development Partners, Inc.
3505 Yucca Drive, Suite 104
Flower Mound, TX 75028

   Re: Digital Development Partners, Inc.
     Post-qualification Amendment 3 to Offering Statement on Form 1-A
     Filed December 29, 2020
     File No. 024-11215

Dear Mr. Deneault:

   We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post-qualification Amendment 3 to Offering Statement on Form 1-A filed December 29, 2020

Exhibit 11.1, page i

1. The financial statements of Digital Development Partners as of and for the year ended December 31, 2018 were audited by MaloneBailey, LLP. Please have the company provide a consent from MaloneBailey, LLP for the use of its report in the 1-A. Also, please provide a consent from Farmer, Fuqua, & Huff, P.C. to reference the correct amendment - i.e., No. 4., or delete the reference to a particular amendment.

   We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Eric J. Newlan, Esq.